                                                                  Exhibit (d)(4)
                             SEARS, ROEBUCK AND CO.

                                3333 BEVERLY ROAD

                            HOFFMAN ESTATES, IL 60179


                                                                GREG A. LEE
                                                           Senior Vice President
                                                              Human Resources
                                                               847-286-0558
                                                             Fax 847-286-3258




Mr. David F. Dyer
Lands' End, Inc.
5 Lands' End Lane
Dodgeville, WI  53595

Dear Dave,

I wanted to provide you with this Letter of Understanding regarding some of the major terms of your employment as an officer of Sears, Roebuck and Co. Pending approval by the Boards of Directors of both Sears, Roebuck and Co. and Land's End, Inc., the merger will result in employment terms as contained in your Employment Agreement. Sears, Roebuck and Co. would like to supplement these terms with the following provisions upon the close of the merger and your assumption of duties as President and CEO - Lands' End and Executive Vice President/ General Manager, Customer Direct - Sears, Roebuck and Co., reporting directly to Alan Lacy, Chairman and Chief Executive Officer of Sears, Roebuck and Co.

     Your start date in this capacity is to be determined and will commence with the close of the merger.

..    Base salary of $600,000 per year, paid on a semi-monthly basis.

..    Participation in the Sears Annual Incentive Plan. Your annual incentive opportunity will be based on a bonus target equal to 85% of base salary, amounting to $510,000 on an annualized basis. Depending on performance, you can earn up to 230% of target, or $1,173,000. The annual incentive performance objectives for your position are to be determined.

..    50,000 non-qualified stock options that will vest in three equal annual installments from the date of grant.

          16,666 stock options will vest one year from the date of grant

     -    16,666 stock options will vest two years from the date of grant

     -    16,668 stock options will vest three years from the date of grant

..    40,000 shares of restricted stock that will vest as follows

          11,000 shares will vest two years from the date of grant

          29,000 shares will vest three years from the date of grant

..    29,000-share grant under the Long-Term Performance Incentive Program
     (LTPIP). The LTPIP is designed to provide a common incentive for the most senior leadership of Sears to achieve four financial goals by the end of 2004. If all four performance goals are deemed `met' by the Compensation Committee of the Board of Directors and Sears Total Shareholder Return as measured in comparison to the S&P 500 is in the top quartile, you will earn 3x the number of shares in the initial grant, or 87,000 shares. Earned awards will be distributed in two installments:

          50% distributed in your choice of cash or shares of Sears stock in February 2005

          50% distributed in February 2005 as restricted shares that vest in December 2005

..    Sears pension will commence at your employment date. A service enhancement to your pension benefit will be provided for future service at Sears through the non-qualified pension plan. The service enhancement will be accrued to you as a 2-year for 1-year of service credit for five years from the commencement of your employment with Sears, Roebuck and Co. If you remain an active employee at the end of this five-year period, this enhancement will be reviewed for possible extension.

..    Your current agreement with Lands' End contains non-compete, non-disclosure, and non-solicitation provisions that will remain in place during the term of your agreement. At the expiration of your current agreement, it is anticipated that you will be asked to sign an Executive Severance / Non-Compete Agreement and a Non-Solicitation / Non-Disclosure Agreement with Sears on a basis that would mirror those of other similarly situated executives at Sears. In the event of a Change in Control of Sears, Roebuck and Co. during the term of your employment or if you are terminated without cause after the expiration of your current agreement, the terms of your separation would mirror those of other similarly situated executives at Sears.

..    During any salary continuation period, stock options and restricted stock will continue to vest in accordance with applicable plan documents and individual grant letters. Should you be involuntarily terminated for a reason other than for Cause, including for Good Reason, before the first anniversary of your service with Sears, the following would occur:

     - The 29,000 shares of restricted stock granted to you at the time of your hire that would not otherwise vest would fully vest at the end of your two-year severance period.

     - You would receive a cash payment within 30 days of the end of the two-year salary continuation period equivalent in value to the product of the 16,668 options that would not otherwise vest during the salary continuation period times the option `spread' (the positive difference between the fair market value on the last day of the salary continuation period and the exercise price of the option grant).

     - Per the standard terms in the LTPIP grant, your participation would be prorated through the last active day worked.

..    All of the above terms must be approved by the Compensation Committee of the Sears Board of Directors. All equity grants are anticipated to be granted as of the close of the merger agreement.

..    Finally, Sears has agreed to provide an additional one week of pay in
     Christmas 2002 bonus checks for every Lands' End employee not included in a retention plan related to the merger with Sears.

David, we are excited to be working in partnership with you to make the successful merger of Lands' End and Sears a reality.

Sincerely,






Accepted /s/ David F. Dyer                      Date: May 13, 2002